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Exhibit 99.1

Press Release
Your Contacts:

Tony Roddam Aventis Global Media Relations Tel.: +33 (0) 3 88 99 11 38 Tony.Roddam@Aventis.com	Corinne Hoff Aventis Global Media Relations Tel.: +33 (0) 3 88 99 19 16 Corinne.Hoff@Aventis.com

AVENTIS REPORTS SECOND-QUARTER AND FIRST-HALF RESULTS FOR 2004

All figures refer to 2004 Group vs. 2003 Core unless otherwise stated

Aventis Q2 results

  •
  Total revenues, including co-promotion income, rise 5.2% on activity growth to € 4.308 billion (reported revenues rise by 2.0%) compared to core revenues of € 4.223 billion in 2003 (Group revenues € 4.480 billion in Q2 2003)

  •
  Strategic brands and human vaccines sales rise 14.9% on an activity basis (reported growth 11.4%)

  •
  EPS up 15.2% to € 0.88 before costs related to the tender offer initiated by Sanofi-Synthélabo; reported earnings per share up 2.4% to € 0.78 from last year's core EPS of € 0.76 (Group EPS € 0.77 in Q2 2003)

Aventis submissions and approvals program advances

  •
  FDA approves antibiotic Ketek, U.S. product launch planned for August 2

  •
  FDA approves Taxotere for use in combination with prednisone for hormone-refractory prostate cancer

  •
  FDA grants Priority Review for Taxotere in early-stage breast cancer

  •
  Taxotere planned to be submitted for gastric cancer late 2004, head and neck cancer in 2005

  •
  FDA approves rapid-acting insulin analog Apidra, EMEA body issues positive opinion

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Enterprise · F-67300 Schiltigheim

Strasbourg, France, July 28, 2004

CONSOLIDATED GROUP RESULTS

        Aventis consolidated group sales were € 8.166 billion in the first half of 2004 compared to € 8.622 billion in the year-ago period. The 2003 sales figure includes the consolidated sales from the therapeutic proteins business Aventis Behring, which was divested on March 31, 2004, and is being treated as a discontinued operation in the 2004 results (and therefore excluded from consolidated sales). Group net income was € 1.166 billion in the first half of 2004 compared to € 813 million in the year-ago period, while consolidated earnings per share (EPS), including costs related to the tender offer initiated by Sanofi-Synthélabo, were € 1.50 compared to € 1.03. Before the costs related to the tender offer initiated by Sanofi-Synthélabo, EPS would have been € 1.64. In the second quarter, consolidated group sales were € 4.220 billion compared to € 4.427 billion in the second quarter of 2003.

AVENTIS SUBMISSIONS AND APPROVALS PROGRAM ADVANCES

        Aventis made strong progress with its submissions and approvals program in the second quarter. The chemotherapy agent Taxotere (docetaxel) was approved in May by the U.S. Food and Drug Administration (FDA) for use in combination with prednisone for androgen-independent (hormone-refractory) metastatic prostate cancer, making Taxotere the only chemotherapeutic drug approved for breast, lung and prostate cancer, three of the most prevalent cancers. The FDA also granted a Priority Review designation for the registrational application to support Taxotere for the treatment of women with early-stage operable breast cancer with involved axillary lymph nodes. FDA agency action is expected on or before September 17, 2004. In addition, Taxotere is being studied extensively for use in head and neck, and gastric cancers. A submission for gastric cancer is planned in late 2004 and a submission for head and neck cancer is planned for 2005.

        In early April, the FDA approved Ketek (telithromycin), a first-in-class antibiotic, to treat acute exacerbation of chronic bronchitis; acute bacterial sinusitis; and mild to moderate community-acquired pneumonia, including those infections caused by multi-drug resistant Streptococcus pneumoniae, in patients age 18 and older. Ketek will be launched in the U.S. on August 2.

        Also in April, the FDA approved Nasacort HFA (triamcinolone acetonide) Nasal Aerosol for the treatment of nasal symptoms associated with seasonal and perennial allergic rhinitis in adults and children aged six and older. When marketed, this will be the only nasal aerosol intranasal corticosteroid available in the U.S. that contains hydrofluoroalkane (HFA) rather than chlorofluorocarbons (CFCs). The launch is currently planned for December.

        Shortly afterwards, the FDA gave its approval for Apidra (insulin glulisine [rDNA origin] injection), a rapid-acting insulin analog for the treatment of adults with type 1 and type 2 diabetes. In early June the Committee for Medicinal Products for Human Use (CHMP), the scientific body of the European Medicines Evaluation Agency (EMEA), followed with its positive opinion for Apidra for the treatment of type 1 and type 2 diabetes in adults. The CHMP's opinions generally serve as the basis for European Commission approvals, which are typically issued three months after the CHMP publishes its views. In the same month, the European Commission approved a new indication for Arava (leflunomide) for the treatment of adult patients with active psoriatic arthritis.

        Aventis is awaiting approval of its quadrivalent meningococcal conjugate vaccine, Menactra. The FDA's Vaccine and Related Biological Products Advisory Board (VRBPAC) review meeting for Menactra vaccine is scheduled for September 2004. Based on anticipated licensure of Menactra vaccine, a working group of the Centers for Disease Control & Prevention's Advisory Committee on Immunization Practices is considering expanding the current meningococcal immunization recommendation beyond college freshman living in dormitories to cover younger adolescents as well. In addition, the Biological License Application (BLA) for Adacel, a trivalent booster vaccine for adults and adolescents against pertussis, diphtheria and tetanus, will be submitted to the FDA in the second half of 2004.

PHARMACEUTICAL BUSINESS FOCUS

        Aventis made further progress in the second quarter with the divestment of non-core activities. In May, an agreement was signed to sell Frankfurt-based textiles dyes manufacturer DyStar to Platinum Equity, a global investment firm. Hoechst holds 35 percent of DyStar. At the end of the first quarter, Aventis divested its therapeutic proteins business (Aventis Behring) to Australia's CSL Ltd for which Aventis will receive total proceeds of up to $ 925 million. Aventis management's objective is to complete the divestment of the remaining non-core activities, which comprise equity stakes in the chemical companies Wacker and Rhodia.

        As a consequence of its divestment program of non-core activities, Aventis has simplified its reporting structure since the beginning of 2004. The 2004 consolidated financial statements are reported at the level of Aventis Group, eliminating the split between core and the remaining non-core business activities. Aventis Group represents the on-going core business activities in prescription drugs, human vaccines, the Merial animal health equity joint venture and corporate activities. It also includes the remaining non-core businesses. Aventis Behring is treated as a discontinued operation in 2004. As a result, the performance of Aventis presented as a Group in 2004 is compared with the 2003 Aventis core business results.

BUSINESS OVERVIEW—2004 GROUP VS 2003 CORE BUSINESS

        Total Group revenues, including co-promotion income, rose 5.2% to € 4.308 billion in the second quarter from a year earlier. Aventis consolidated net sales rose by 4.3% on an activity basis to € 4.220 billion in the second quarter of 2004 compared to € 4.170 billion for the core business in the year-earlier quarter. For the first half, group sales rose by 5.3% (activity) to € 8.166 billion from € 8.141 billion a year earlier.

        Group net income was affected by costs related to the Sanofi-Synthélabo tender offer of € 76 million in the second quarter and of € 109 million in the first half. Excluding costs related to the Sanofi-Synthélabo tender offer, consolidated earnings per share (EPS) grew by 15.2% to € 0.88 in the second quarter and by 18.9% to € 1.64 for the first half. On a reported basis, consolidated earnings per share in the second quarter of this year were € 0.78 compared to core EPS of € 0.76, an increase of 2.4%from the comparable period. For the first half, EPS rose 8.7% to € 1.50.

H1 Group 2004(1)	H1 Core 2003(2)	Total variance(4)	AVENTIS KEY FIGURES(1) (in € million, except EPS)	Q2 2004(2) Group	Q2 2003(2) Core	Total variance(4)
€8,166	€8,141	0.3%	Sales	€4,220	€4,170	1.2%
		5.3%	Activity variance(3)			4.3%
€1,166	€1,088	7.2%	Net income	€610	€603	1.2%
€1,275	€1,088	17.2%	Net income before tender offer related costs	€686	€603	13.8%
€1.50	€1.38	8.7%	EPS (in €)	€0.78	€0.76	2.4%
€1.64	€1.38	18.9%	EPS (in €) before tender offer related costs	€0.88	€0.76	15.2%

(1)
The consolidated income statement of Aventis for the 6-month period ended June 30, 2004, has been subject to a limited review by the auditors.

(2)
Not subject to limited review by the auditors.

(3)
Excluding currency translation effects

(4)
Percentages are calculated before rounding the data

Note: Unless otherwise stated, all references below to sales activity growth are on a constant exchange rate basis.

        Sales activity rose 4.3% to € 4.220 billion in the second quarter of 2004. Reported sales rose 1.2% mainly because of the negative impact of the strength of the euro against other currencies. On a like-for-like basis (excluding divested products) sales activity rose 5.5%.

        Sales of strategic products, which comprise strategic brands(1) and human vaccines, amounted to € 2.445 billion in the second quarter of 2004, an activity increase of 14.9% from a year earlier, and accounted for 57.9% of total Group sales. Strategic brand sales activity rose 18.5% to € 2.144 billion in the second quarter.

(1)
The Aventis strategic brands are Actonel, Lovenox/Clexane, Ketek, Lantus, Taxotere, Amaryl, Arava, Campto, Copaxone, Insuman, Nasacort, Targocid, Tavanic and Delix/Tritace. Since January 1, 2004, Allegra is no longer classified as a strategic brand and its sales are reported separately.

        Sales activity of other prescription drugs, which generally do not receive marketing and promotional support, fell 8.5% in the second quarter, due mainly to the negative impact of healthcare cost-containment measures in many European countries. On a like-for-like basis, excluding divested products, sales activity for this group of products declined 3.4%.

        Bulk and toll manufacturing, which includes the production of active pharmaceutical ingredients for third parties, reported a sales activity decrease of 13.6% to € 121 million in the second quarter.

Q2 2004 Group Sales(1) (in € mln)	Q2 2003 Core Sales(1) (in € mln)	Activity variance(2)		% share Group sales 2004	% share Core sales 2003
€2,445	€2,195	14.9%	Strategic brands and human vaccines	57.9%	52.4%
€435	€501	-7.8%	Allegra/Telfast	10.3%	12.0%
€121	€142	-13.6%	Bulk and toll manufacturing	2.9%	3.4%
€1,201	€1,337	-8.5%	Other prescription drugs	28.5%	31.9%

(1)
Not subject to a limited review by the auditors

(2)
At constant exchange rates

        In the United States, sales activity rose 6.0% to € 1.596 billion in the second quarter of 2004, with most strategic products continuing to grow. Lovenox and Lantus recorded strong sales growth. Sales of Taxotere remained under pressure from a Medicare reimbursement policy currently in place, which favours generic products.

        In Europe, sales activity rose 1.3% in the second quarter, driven by strong sales of all core strategic brands: Actonel, Lantus, Ketek and Lovenox, and oncology products Taxotere and Campto. However, government cost-containment policies continue to impact the pharmaceutical market and the rest-of-portfolio products. Strategic brands accounted for 58.1% of total sales in Europe compared to 52.1% in the year-ago period.

        In France, strategic product sales grew strongly, driven by Lantus and Taxotere. Germany also showed strong sales of strategic brands, helped by the successful launch of the Copaxone pre-filled syringe. However, strong generic competition affected Delix/Tritace sales in Germany and the UK.

        In Japan, second-quarter sales activity advanced 4.0% to € 214 million, mainly due to the success of Ketek, launched in December 2003, and to Amaryl and Actonel. After a weak pollen season in the first quarter, Allegra is increasing its market share in Japan's significant dermatology segment.

SELECTED SALES OF AVENTIS STRATEGIC BRANDS AND HUMAN VACCINES(1)

(in € million)

H1 2004	H1 2003	Activity variance(2)		Q2 2004	Q2 2003	Activity variance
€915	€799	22.7%	Lovenox/Clexane global sales	€475	€411	20.5%
€548	€490	24.2%	U.S. sales	€287	€248	22.8%
€716	€667	13.7%	Taxotere global sales	€382	€343	15.1%
€327	€363	0.1%	U.S. sales	€175	€185	0.7%
€454	€504	-9.4%	Delix/Tritace global sales (Not sold by Aventis in the U.S.)	€230	€263	-12.0%
€375	€199	102.1%	Lantus global sales	€207	€109	96.5%
€229	€153	66.3%	U.S. sales	€123	€83	58.2%
€77	€39	100.6%	Ketek global sales (U.S. launch set for August)	€31	€13	141.0%
€470	€295	59.2%	Actonel total Alliance sales(3)	€251	€158	58.5%
€140	€81	74.6%	Actonel sales consolidated by Aventis(4)	€78	€48	64.2%
€667	€683	4.4%	Human vaccines sales consolidated by Aventis(5)	€301	€333	-5.4%
€380	€385	9.5%	U.S. sales	€192	€182	11.7%

(1)
Not subject to a limited review by the auditors

(2)
Excluding currency translation effects

(3)
Cooperation with Procter & Gamble

(4)
Actonel sales as consolidated by Aventis, including sales in Japan

(5)
Vaccines sales in Europe through the Aventis Pasteur MSD joint venture are not consolidated by Aventis

N.S.
Not significant

        Lovenox/Clexane (enoxaparin sodium): Sales activity of the anti-thrombotic agent grew 20.5% in the second quarter and 22.7% in the first half, while U.S. sales activity rose 22.8% in the second quarter and 24.2% in the first half due to increasing penetration in key geographic markets at the expense of unfractionated heparin, the main competitor, in the treatment of medical patients at risk for deep vein thrombosis (DVT) as well as in patients with acute coronary syndrome. U.S. growth has been driven by an enlarged sales force and increased efforts to raise DVT awareness.

        As previously announced, Aventis filed an application with the United States Patent Office (USPTO) in May 2003 for the reissuance of U.S. Patent 5,389,618 ('618 patent'), related to Lovenox. A reissuance application is typically used to seek modification in the specifications of a granted patent. During the reissuance process, the '618 patent remains in force.

        Aventis recently received a second rejection of the reissuance application from the USPTO. A first rejection was received in the second quarter. Even though the second rejection was characterized as a "final rejection" by the USPTO, Aventis has the option of continuing the reissuance process or filing an appeal. Aventis believes that if its arguments in response to the second rejection are favorably received, the USPTO could issue a notice of approval of Aventis' application for reissuance by the end of 2004 and finally reissue the patent in 2005. Aventis remains committed to continuing the reissue process.

        Taxotere (docetaxel): Global sales activity of the chemotherapy agent rose 15.1% in the second quarter of 2004 from a year earlier. In the U.S., Taxotere sales remained stable in a changing reimbursement environment. Compelling clinical data in breast cancer presented in late 2003 helped to fuel Taxotere sales in Europe.

        Delix/Tritace (ramipril): The cardiovascular drug recorded a sales activity decline of 12% in the second quarter, primarily as a result of the introduction of generic versions of the drug in Germany and the United Kingdom. However, other European markets and Canada showed strong growth rates, reflecting the benefits of the ACE inhibitor in treating patients with hypertension and/or diabetes seeking to reduce the risk of cardiovascular events.

        Lantus (insulin glargine): Sales activity of the 24-hour insulin analog remained strong, rising 96.5% worldwide in the second quarter of 2004 and advancing 58.2% in the U.S., where the product remains the leading branded insulin in terms of total prescriptions. Lantus is the largest brand in the total insulin market (value) in France. In Germany, Lantus currently holds a 50% market share in the basal (long-acting) insulin market. In June at the American Diabetes Association annual meeting, the first data comparing Lantus to premixed insulins was presented. The data showed effective glycemic control and less hypoglycemia with Lantus plus oral anti-diabetes drugs versus premixed insulins 70/30.

        Ketek (telithromycin): Worldwide sales activity of the antibiotic, which specifically targets mild to moderate respiratory tract infections, rose 141% due to its launch in several new markets during 2003 and its use in more than 10 million patients in over 40 countries to date. Ketek received U.S. FDA approval in April, and the U.S. product launch is scheduled for August 2 in time for the start of the fall 2004 respiratory tract infection season.

        Actonel (risedronate): Worldwide sales of the osteoporosis treatment marketed through the Alliance for Better Bone Health with Procter & Gamble totaled €251 million in the second quarter, a sales increase of 58.5% over the 2003 second quarter. Sales consolidated by Aventis were €78 million, an activity increase of 64.2%. Aventis reported co-promotion income related to Actonel of €82 million in the second quarter compared to €50 million in the prior year, an activity increase of 71%.

        Teva Pharmaceuticals USA, Inc. (Teva) has filed an Abbreviated New Drug Application (ANDA) with the FDA with Paragraph IV certifications against the five U.S. patents listed for risedronate sodium tablets in the FDA's list of Approved Drug Products with Therapeutic Equivalence Evaluations

(also known as the "Orange Book"). Teva is seeking approval to market generic versions of risedronate sodium tablets in the U.S. Aventis is currently reviewing legal options.

        The vaccines business, Aventis Pasteur, generated sales of €301 million. This decline of 5.4% on an activity basis was mainly due to the positive impact of biosecurity sales in the second quarter of 2003, as well as the phasing of sales of certain vaccines in international markets. In Europe, sales by the joint venture Aventis Pasteur MSD, which are not consolidated by Aventis, rose to €132 million in the second quarter of 2004, a slight increase compared to the same period last year.

        A record number of pre-booking orders for Fluzone vaccine have been received in the U.S. this year. This will be the first influenza season since the Centers for Disease Control (CDC) expanded its recommendations to cover all infants from six through 23 months of age. Aventis Pasteur's Fluzone vaccine is the only influenza vaccine approved for this age group.

        Sales activity of the seasonal allergy drug Allegra (fexofenadine HCI) declined 7.8% worldwide to €435 million in the second quarter, while U.S. sales activity fell 10.5% to €360 million. The performance of Allegra in the U.S. continues to be affected by over-the-counter (OTC) branded and private-label products as well as changes in reimbursement for prescription antihistamines by managed care organizations. Patent infringement lawsuits have been filed against seven companies currently seeking to market generic versions of fexofenadine. In addition, patent infringement lawsuits have been filed against suppliers of bulk fexofenadine to generic drug companies. These lawsuits are pending in the U.S. District Court of New Jersey. The previously communicated trial date of September 2004 is no longer in effect. No new trial date has been set.

SECOND-QUARTER PROFITABILITY ANALYSIS—2004 Group vs. 2003 Core Business

        Total revenues (which includes co-promotion income from Actonel and other prescription drugs) rose 5.2% on an activity basis growth to €4.308 billion.

        Net sales totaled €4.220 billion compared to €4.170 billion (up 4.3% on an activity basis).

        Gross margin as a percentage of total revenues decreased to 73.9% in the second quarter of 2004 from 74.6% in the second quarter of 2003, due mainly to the negative currency translation impact. On a constant exchange rate basis, gross margin was 74.3%, being negatively impacted mainly by the sales decline of Allegra especially in the U.S., and the volume losses and new reference prices of Delix/Tritace (ramipril) in the UK and Germany.

        Selling, general and administrative expenses and other operating income (expenses) were €1.273 billion in the second quarter (29.6% of total revenues) compared to €1.339 billion (31.7% of total revenues) a year earlier. Excluding currency translation effects, SG&A and other operating income (expenses) were flat compared to last year. The increased investments in new indications for strategic brands and in product launches (Ketek, Lantus, Sculptra) were offset by the income from product divestment.

        Research and development spending totaled €674 million (15.6% of total revenues) compared to €691 million in the second quarter of 2003 (16.4% of total revenues). Excluding currency translation effects, R&D expenses were almost flat compared to the second quarter of 2003, which included milestone payments to Zealand and ProSkelia. Higher development costs related to VEGF Trap (developed in cooperation with Regeneron Pharmaceuticals, Inc.) and Lovenox were partly offset by less spending on Allegra and Ketek, relative to 2003. Additional savings came from organizational effectiveness and productivity initiatives.

        Restructuring expenses amounted to €46 million in the second quarter of 2004 compared to €44 million in the year-ago period. These costs relate to the productivity initiatives launched in 2003 and 2004 in the prescription drugs business, which refer to the reorganization of research and development activities, the continued rationalization of industrial sites, and the enhancement of operational effectiveness in commercial operations.

        Equity in earnings of affiliated companies amounted to €66 million in the second quarter of 2004 compared with €63 million in the second quarter of 2003.

        EBITA (operating income and equity in earnings of affiliated companies before goodwill amortization) was €1.256 billion in the second quarter of 2004, versus €1.141 billion in the year-earlier period. EBITA rose by 10% on a reported basis and by 13.9% at constant exchange rates. As a percentage of total revenues, the EBITA margin rose 2.1 percentage points to 29.1% from 27.0% in the year-ago period.

        Miscellaneous non-operating income and expenses—net amounted to a loss of €186 million, compared to a loss of €15 million in the prior year period. The Q2 2004 loss includes a market adjustment for investment in Rhodia and in biotech companies (mainly Genta) as well as the costs related to the tender offer initiated by Sanofi-Synthélabo.

        Income (loss) from discontinued operations (net of income taxes) amounted to an income of €5 million and relates to the therapeutic proteins business Aventis Behring, which has been accounted for as a discontinued operation in 2004 following its divestiture to CSL Limited on March 31, 2004.

        Net income rose 1.2% to €610 million in the second quarter from €603 million in the year-earlier quarter, while earnings per share (EPS) rose 2.4% to €0.78 from €0.76 in the second quarter of 2003. Costs incurred in connection with the tender offer initiated by Sanofi-Synthélabo impacted EPS negatively by €0.10. Excluding this impact, the EPS growth would have been 15.2% to €0.88 from €0.76. Before goodwill amortization, EPS rose 1.5% to €0.93 from €0.91 in the year-ago period.

        Aventis generated free cash flow of €994 million in the first half of 2004 compared to €157 million in the year-ago period. Free cash flow benefited from a reduced demand for industrial working capital and significant reduction of cash-out related to the divested non-core businesses.

        Aventis net debt at the end of June 2004 was €2.379 billion, reflecting a decrease of €1.581 billion compared to the end of 2003. The main cash transactions that led to the reduction were the strong free cash flow, proceeds received from the divestment of Aventis Behring, the divestiture of non-strategic products. The decrease in net debt includes a payment of €327 million to Bayer related to the adjustment of the original purchase price for Aventis CropScience, which was divested in June 2002.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of €16.79 billion, invested €2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com. The press releases, IR presentation and links to live and on-demand audiocasts are available at www.aventis.com/2004Q2.

Conference calls

        Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer, will be available for an analysts conference call at 2:00 p.m. CET. The press releases and a live and replay audio webcast of the analyst conference call will be available on the Internet at: www.aventis.com/2004Q2.

        Definition of Basic Earnings Per Share (EPS) before goodwill amortization: Basic EPS before goodwill amortization is an unaudited non-GAAP financial measure that we define as our consolidated net income excluding goodwill amortization divided by the unaudited number of our shares outstanding (at period end).

We have included basic EPS before goodwill amortization in addition to the corresponding GAAP measure EPS which includes non-cash charges for goodwill amortization, because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations.

        Definition of EBITA: EBITA is an unaudited non-GAAP financial measure that we define as operating income and equity in earnings of affiliated companies before goodwill amortization. We have included EBITA in addition to the corresponding GAAP measure operating income, which includes non-cash charges for goodwill amortization because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations. Additionally, we use this measure to assess our financial performance

        Definition of Free Cash Flow: Free Cash Flow is an unaudited non-GAAP measure that we define as cash from operational activities net of capital expenditures.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report —"Document de Référence"— on file with the "Autorité des marchés financiers" in France.

        Aventis shareholders are advised to read Aventis' Note d'information en réponse registered under visa no 04-510 with the Autorité des marchés financiers (the "AMF"). This document contains important information. Aventis shareholders are also advised to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as contains important information. The Note d'information en réponse and the Solicitation/ Recommendation Statement and other public filings made from time to time by Aventis with the AMF or the SEC are available without charge from the AMF's website at www.amf-france.org and from the SEC's website at www.sec.gov.

        Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals; Alvesco, a trademark of ALTANA Pharma AG; Genasense, a trademark of Genta Inc.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

Aventis
All Consolidated Businesses (French GAAP)
Consolidated Income Statement Q2 2004

H1 2004 (1)	H1 2003 (1)	in million €	Q2 / 2004 (2)	Q2 / 2003 (2)
8,166	8,622	Net sales	4,220	4,427
167	112	Co-promotion income	88	53

8,333	8,734	Total Revenues	4,308	4,480
(2,185)	(2,417)	Production costs and expenses	(1,125)	(1,227)

73.8%	72.3%	Gross margin (as % of Total Revenues)	73.9%	72.6%
(2,584)	(2,746)	SG&A and other operating Inc. / Exp.	(1,273)	(1,383)
(1,268)	(1,426)	Research and development	(674)	(706)
(99)	(63)	Restructuring expenses	(46)	(44)
(228)	(243)	Goodwill amortization	(114)	(119)
1,969	1,838	Operating income (loss)	1,076	1,000
107	(30)	Equity in earnings of affiliated companies	66	45
(78)	(80)	Interest (expense) income — net	(39)	(44)
(223)	(289)	Miscellaneous non operating income and expenses — net	(186)	(19)

1,775	1,440	Income (loss) from continuing operations before taxes and minority interests	916	983
(568)	(567)	Provision for income taxes	(289)	(339)
(24)	(23)	Minority interests in net income of consolidated subsidiaries	(13)	(13)
(18)	(36)	Preferred remuneration	(9)	(19)

1,165	813	Net Income (loss) from continuing operations	605	612
1		Income (loss) from discontinued operations, net of income taxes	5

1,166	813	Net Income (loss)	610	612
779,564,515	790,604,173	Average number of shares outstanding	780,002,261	789,463,638

1.50	1.03	Basic earnings (loss) per share in €	0.78	0.77

1.79	1.34	Basic earnings (loss) before goodwill amortization per share in €	0.93	0.93

2,303	2,052	EBITA (3)	1,256	1,164

27.6%	23.5%	EBITA (as % of Total Revenues)	29.1%	26.0%
(1)
The consolidated income statement of Aventis for the six-month periods ended June 30, 2004 and 2003 have been subject to a limited review by the auditors

(2)
Not subject to a limited review by the auditors

(3)
= Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Aventis
All Consolidated Businesses
Balance Sheet
(French GAAP)

in million €	30.06.2004 (1)	31.12.2003 (2)
Marketable securities, short term deposits, cash	1,752	1,125
Other current assets	7,203	7,469
Assets held for sale	47	1,182
Investments and other assets	4,895	4,763
Property, plant and equipment	4,166	4,130
Intangible assets	9,435	9,608

Total Assets	27,498	28,277
Current liabilities	7,065	6,839
Liabilities held for sale	0	391
Long term liabilities	5,006	5,361
Debt	4,131	5,085
Minority interests	184	167
Amortizable preferred securities
Stockholder's equity	11,112	10,434

Total Liabilities	27,498	28,277
Net debt	2,379	3,960
(1)
The consolidated balance sheet as of June 30, 2004 has been subject to a limited review by the auditors

(2)
Audited

Strategic Activities

2004

        Starting January 1, 2004, the consolidated financial statements are reported at the level of Aventis Group, eliminating the split between core and non-core business activities.

        Aventis Behring (reported in the consolidated income statement as a non-core activity in 2003 and as discontinued operations for the first quarter of 2004) was divested on March 31, 2004. As a result, the remaining non-core activities are considered to be less material.

        For 2004, Aventis as a Group represents the on-going core business activities in prescription drugs, human vaccines, the Merial animal health equity joint venture and corporate activities. It also includes the remaining non-core businesses (mainly equity investment in the chemical companies Wacker and Dystar, investment in Rhodia) and whose contribution to net income will be less material.

        As a result, we will measure the performance of Aventis as a Group in 2004 vs. the 2003 Aventis core business results.

Reminder on 2003

        The core business comprised activities that the Group considered to be strategic and intended to retain. It included prescription drugs, human vaccines, our 50% equity interest in Merial (animal health joint venture with Merck & Co. that is accounted for under the equity method) and some corporate activities (mainly insurance entities).

        The non-core activities included businesses that the Group divested in the period or intended to divest in the foreseeable future. These activities were Aventis Behring and our equity investments in Wacker and DyStar as well as our investment in Rhodia.

Aventis (French GAAP)
Selected Financial Data Related to Consolidated Income Statement Q2 2004
Aventis Group 2004 compared to Aventis Core 2003

Group H1 2004 (1)	Core H1 2003 (2)	Total Variance %	Activity Variance (3) %	in million €	Group Q2 / 2004 (2)	Core Q2 / 2003 (2)	Total Variance %	Activity Variance (3) %
8,166	8,141	0.3%	5.3%	Net sales	4,220	4,170	1.2%	4.3%
167	112	49.0%		Co-promotion income	88	53	65.6%

8,333	8,253	1.0%	6.1%	Total Revenues	4,308	4,223	2.0%	5.2%

(2,185)	(2,100)			Production costs and expenses	(1,125)	(1,072)

73.8%	74.6%			Gross margin (as % of Total Revenues)	73.9%	74.6%
(2,584)	(2,643)	-2.2%		SG&A and other operating Inc. / Exp.	(1,273)	(1,339)	-4.9%
(1,268)	(1,393)	-9.0%		Research and development	(674)	(691)	-2.5%
(99)	(63)			Restructuring expenses	(46)	(44)
(228)	(243)			Goodwill amortization	(114)	(119)
1,969	1,810	8.8%		Operating income (loss)	1,076	959	12.2%
107	102	4.9%		Equity in earnings of affiliated companies	66	63	3.6%
(78)	(53)			Interest (expense) income — net	(39)	(32)
(223)	(92)			Miscellaneous non operating income and expenses — net	(186)	(15)

1,775	1,767	0.5%		Income (loss) from continuing operations before taxes and minority interests	916	975	-6.0%
(568)	(618)			Provision for income taxes	(289)	(341)
(24)	(24)			Minority interests in net income of consolidated subsidiaries	(13)	(12)
(18)	(36)			Preferred remuneration	(9)	(19)

1,165	1,088	7.1%		Net Income (loss) from continuing operations	605	603	0.3%
1				Income (loss) from discontinued operations, net of income taxes	5

1,166	1,088	7.2%		Net Income (loss)	610	603	1.2%
779,564,515	790,604,173			Average number of shares outstanding	780,002,261	789,463,638

1.50	1.38	8.7%		Basic earnings (loss) per share in €	0.78	0.76	2.4%

1.79	1.68	6.2%		Basic earnings (loss) before goodwill amortization per share in €	0.93	0.91	1.5%

2,303	2,155	6.9%		EBITA (4)	1,256	1,141	10.0%

27.6%	26.1%			EBITA (as % of Total Revenues)	29.1%	27.0%
(1)
The consolidated income statement of Aventis for the six-month period ended June 30, 2004 has been subject to a limited review by the auditors

(2)
Not subject to a limited review by the auditors

(3)
Excluding currency translation effects

(4)
= Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Aventis
All Consolidated Businesses
Consolidated Sales Q2 2004

in million €	Group H1 2004 (1)	Core H1 2003 (2)	Total Variance	Activity Variance	Conversion Variance
Total Aventis	8,166	8,141	0.3%	5.3%	-5.0%
of which:
Prescription drugs	7,465	7,466	0.0%	4.8%	-4.8%
Human Vaccines	667	683	-2.4%	4.4%	-6.8%
in million €	Group Q2 / 2004 (2)	Core Q2 / 2003 (2)	Total Variance	Activity Variance	Conversion Variance
Total Aventis	4,220	4,170	1.2%	4.3%	-3.1%
of which:
Prescription drugs	3,901	3,841	1.5%	4.5%	-3.0%
Human Vaccines	301	333	-9.4%	-5.4%	-4.0%

(1)
Subject to a limited review by the auditors

(2)
Not subject to a limited review by the auditors

Percentages are calculated before rounding the data in million euros

Aventis (1)
All Consolidated Business
Sales by Country Q2 2004

in million €	Group H1 2004	Core H1 2003	Activity variance (2)
United States	2,951	3,054	7.3%
in % of total Net Sales	36.1%	37.5%
France	1,048	1,058	-0.9%
Germany	512	530	-3.4%
Japan	419	410	3.7%
Italy	348	337	3.4%
Spain	207	181	14.7%
Canada	207	188	12.9%
United Kingdom	205	227	-11.5%
Mexico	139	155	3.7%
Brazil	120	127	14.3%

Subtotal	6,155	6,266	4.3%
in % of total Net Sales	75.4%	77.0%
Other countries	2,011	1,874	8.7%

Total Net Sales	8,166	8,141	5.3%

in million €	Group Q2/2004	Core Q2/2003	Activity variance (2)
United States	1,596	1,603	6.0%
in % of total Net Sales	37.8%	38.4%
France	508	513	-1.1%
Germany	268	263	1.9%
Japan	214	202	4.0%
Italy	174	171	1.4%
Spain	105	91	15.4%
Canada	106	99	10.2%
United Kingdom	89	122	-31.4%
Mexico	74	80	7.5%
Brazil	66	66	13.1%

Subtotal	3,198	3,209	3.3%
in % of total Net Sales	75.8%	76.9%
Other countries	1,022	961	7.6%

Total Net Sales	4,220	4,170	4.3%

(1)  Not subject to a limited review by the auditors

(2)  Excluding currency translation effects

Percentages are calculated before rounding the data in million euros

Aventis (1)
Prescription Drugs and Human Vaccines
Change in Sales Q2 2004 (excluding currency translation effects)

H1 2004	H1 2003	Activity variance (2)	in million €	Q2 / 2004	Q2 / 2003	Activity variance (2)
7,465	7,466	4.8%	Prescription Drugs	3,901	3,841	4.5%
4,086	3,567	20.4%	Strategic Brands	2,144	1,862	18.5%
760	918	-9.7%	Allegra / Telfast	435	500	-7.8%
2,619	2,981	-9.4%	Rest of Portfolio (3)	1,322	1,479	-8.9%

1,714	1,712	4.3%	Thrombosis/Cardiology	881	883	3.4%
915	799	22.7%	Lovenox / Clexane	475	411	20.5%
454	504	-9.4%	Delix / Tritace	230	263	-12.0%
958	907	10.6%	Oncology	504	466	11.1%
716	667	13.7%	Taxotere	382	343	15.1%
150	133	14.0%	Campto (4)	76	67	14.9%
1,027	1,225	-9.2%	Respiratory & Allergy	562	669	-11.9%
145	148	6.7%	Nasacort	73	88	-13.7%
431	386	16.7%	Arthritis / Osteoporosis	233	199	20.3%
133	125	14.3%	Arava	72	62	20.8%
140	81	74.6%	Actonel (5)	78	48	64.2%
779	739	10.1%	Central Nervous System	402	377	9.9%
342	292	26.2%	Copaxone (6)	181	150	25.7%
651	648	1.6%	Anti-Infectives	307	303	1.9%
109	104	5.8%	Targocid	58	55	6.1%
120	111	9.1%	Tavanic (7)	57	52	10.2%
77	39	100.6%	Ketek	31	13	141.0%
1,072	929	21.7%	Metabolism/ Diabetes	580	497	20.6%
326	281	21.8%	Amaryl	179	158	17.0%
84	85	0.7%	Insuman	45	45	2.3%
375	199	102.1%	Lantus	207	109	96.5%

667	683	4.4%	Human Vaccines	301	333	-5.4%
286	283	5.9%	Pediatric combination vaccines (8)	144	147	0.4%
108	128	-8.7%	Polio vaccines (8)	45	63	-26.7%
50	51	0.7%	Influenza vaccines (8)	14	18	-17.0%
111	110	4.4%	Traveler's endemic range excluding meningitis (8)	58	48	21.9%
44	52	-8.8%	Meningitis vaccines (8)	27	27	5.6%
135	97	48.7%	Adult Boosters (8)	70	52	40.3%

(1)
Not subject to a limited review by the auditors

(2)
Excluding currency translation effects

(3)
Rest of Portfolio includes pharmaceuticals products not detailed in the therapeutic areas below as well as sales of Bulk, Contract-manufacturing, Toll-manufacturing and eliminations

(4)
Licensed from Yakult Honsha (not sold by Aventis in the United States or Japan)

(5)
Actonel sales as recorded by Aventis including Japan sales

(6)
Marketed in Europe in cooperation with Teva Pharmaceuticals Industries

(7)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)

(8)
Including 100% of these product sales recorded in Europe by Aventis Pasteur-MSD

Aventis (1)
Prescription Drugs Strategic Products
Change in Sales Q2 2004 (U.S. / Non U.S.)

H1 2004	H1 2003	Activity variance (2)	U.S. in million €	Q2 / 2004	Q2 / 2003	Activity variance (2)
2,571	2,668	7.0%	Prescription Drugs	1,404	1,421	5.3%
1,637	1,501	21.1%	Strategic Brands	867	787	17.2%
601	751	-11.2%	Allegra/Telfast	360	433	-10.5%
334	416	-11.0%	Rest of Portfolio	177	201	-6.9%

548	490	24.2%	Lovenox / Clexane	287	248	22.8%
327	363	0.1%	Taxotere	175	185	0.7%
111	115	7.5%	Nasacort	54	71	-18.9%
80	82	7.9%	Arava	42	39	14.0%
234	208	25.3%	Copaxone (4)	124	106	24.3%
107	90	31.6%	Amaryl	62	56	20.2%
229	153	66.3%	Lantus	123	83	58.2%

380	385	9.5%	Human Vaccines	192	182	11.7%

H1 2004	H1 2003	Activity variance (2)	U.S. in million €	Q2 / 2004	Q2 / 2003	Activity variance (2)
4,894	4,798	3.6%	Prescription Drugs	2,497	2,421	4.0%
2,450	2,065	20.0%	Strategic Brands	1,277	1,076	19.5%
159	167	-2.7%	Allegra/Telfast	75	67	10.3%
2,285	2,565	-9.2%	Rest of Portfolio	1,145	1,278	-9.3%

367	309	20.4%	Lovenox / Clexane	188	163	17.0%
454	504	-9.4%	Delix / Tritace	230	263	-12.0%
389	303	30.0%	Taxotere	207	158	32.0%
150	133	14.0%	Campto	76	67	14.9%
34	33	3.9%	Nasacort	18	17	7.3%
54	43	26.3%	Arava	30	23	32.3%
140	81	74.6%	Actonel (3)	78	48	64.2%
107	84	28.6%	Copaxone (4)	57	44	29.0%
109	104	5.8%	Targocid	58	55	6.1%
120	111	9.1%	Tavanic (5)	57	52	10.2%
77	39	100.6%	Ketek	31	13	141.0%
219	191	17.2%	Amaryl	117	103	15.3%
84	85	0.7%	Insuman	45	45	2.3%
146	46	221.7%	Lantus	84	27	215.3%

287	298	-12.3%	Human Vaccines	109	151	-14.2%

(1)
Not subject to a limited review by the auditors

(2)
Excluding currency translation effects

(3)
Actonel sales as recorded by Aventis including Japan sales

(4)
Marketed in Europe in cooperation with Teva Pharmaceutical Industries

(5)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)

Aventis Free Cash Flow (1)
(French GAAP)

in million €	Group Q2 / 2004
Net income (loss) (after income tax and before preferred remuneration)	1,184
Elimination of expenses and income without effect on cash	(196)
Depreciation and amortization of assets	634
Provisions for losses on operating assets	15
Change in other long-term provisions	(343)
Net capital (gains) from sales of assets	(348)
Equity in earnings of affiliated companies, net of dividends received	7
Unrealized exchange differences	20
Minority interests in net income of consolidated subsidiaries	24
Deferred tax	(205)
Change in industrial working capital	(178)
Increase/(decrease) in sales of receivables	14
(Increase)/decrease in accounts receivable before sales of receivables	(66)
(Increase)/decrease in inventories	(136)
Increase/(decrease) in accounts payable	10
Change in other operating assets and liabilities	585
Pension funding cash-outflow	(52)
Change in other remaining operating assets and liabilities	637

Net cash provided by operating activities	1,395
thereof from discontinued operations:	(61)
Purchase of property, plant, equipment (2)	(401)

Free Cash Flow	994

(1)
From a cash flow statement which has been subject to a limited review by the auditors

(2)
Thereof € — 6 million from discontinued operations

Aventis(1)
All Consolidated Businesses
Simplified Change in Net Debt(2)
(French GAAP)

in million €	Q2 / 2004
Net income (loss) before preferred remuneration	1,184
Depreciation and amortization of assets	634
Elimination of other expenses and benefits without effect on cash	(830)
Change in industrial working capital	(178)
Change in other operating assets and liabilities	585

Reduction (Increase) in Net debt resulting from operating activities	1,395
thereof from discontinued operations:	(61)
Purchase of property, plant and equipment	(401)
Other acquisitions	(143)
Proceeds from sales of assets	772
Change in loans and short term investments	(122)

Reduction (Increase) in Net debt resulting from investing activities	106
thereof from discontinued operations:	(6)
Dividends paid by the Group	(7)
Preferred remuneration paid	(19)
Impact of shares and other securities issuance & buy-back	75
Conversion net financial indebtedness	15
Change in consolidation perimeter	16

Change in net debt	1,581

(1)
From a cash flow statement which has been subject to a limited review by the auditors

(2)
The Net Debt position includes long-term debt and short-term borrowings reduced by the amount of marketable securities, cash and cash equivalents.

QuickLinks

Aventis All Consolidated Businesses (French GAAP) Consolidated Income Statement Q2 2004
Aventis All Consolidated Businesses Balance Sheet (French GAAP)
Strategic Activities
Aventis (French GAAP) Selected Financial Data Related to Consolidated Income Statement Q2 2004 Aventis Group 2004 compared to Aventis Core 2003
Aventis All Consolidated Businesses Consolidated Sales Q2 2004
Aventis (1) All Consolidated Business Sales by Country Q2 2004
Aventis (1) Prescription Drugs and Human Vaccines Change in Sales Q2 2004 (excluding currency translation effects)
Aventis (1) Prescription Drugs Strategic Products Change in Sales Q2 2004 (U.S. / Non U.S.)
Aventis Free Cash Flow (1) (French GAAP)
Aventis(1) All Consolidated Businesses Simplified Change in Net Debt(2) (French GAAP)